UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Aeva Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00835Q103
(CUSIP Number)
Matthew Whitehead
20th Floor, 28 Hennessy Road
Wan Chai, Hong Kong
+1 332 242 8518

Kevin Grant, Esq. Nixon Peabody LLP 55 West 46th Street
New York, NY 10036-4120
(212) 940-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 13, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON: Sylebra Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 27,101,533
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 27,101,533
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,101,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON: Sylebra Capital Management I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 27,101,533
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 27,101,533
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,101,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON: Sylebra Capital Management I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 27,101,533
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 27,101,533
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,101,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON: Sylebra Capital LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 27,101,533
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 27,101,533
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,101,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 00835Q103
ITEM 1.	SECURITY AND ISSUER:
This Statement relates to the shares of common stock, par value $0.0001 per share, of Aeva Technologies, Inc., a Delaware corporation with a class of securities registered under Section 12 of the 1934 Act (the "Issuer" or the Company). The principal executive officers of the Issuer are located at 555 Ellis Street, Mountain View, California 94043.
ITEM 2.	IDENTITY AND BACKGROUND:
Sylebra Capital Limited (Sylebra HK) hereby files this Statement on behalf of the Reporting Persons pursuant to the Agreement with Respect to Schedule 13D (the Joint Filing Agreement) attached to this Statement as Exhibit.

Sylebra HK and Sylebra Capital LLC (Sylebra US) are the investment sub-advisers to Sylebra Capital Partners Master Fund, Ltd. (SCP MF), Sylebra Capital Parc Master Fund (PARC MF), Sylebra Capital Menlo Master Fund (MENLO MF) and other advisory clients. The term Affiliated Investment Entities refers to SCP MF, PARC MF, MENLO MF and other advisory clients. Sylebra Capital Management ("Sylebra Cayman") is the investment manager and parent of Sylebra HK. Sylebra Cayman owns 100% of the shares of Sylebra HK, and Daniel Patrick Gibson (Gibson) owns 100% of the Class A shares of Sylebra Cayman and 100% of the share capital of Sylebra US. Gibson is a founder and Chief Investment Officer of Sylebra Cayman. In such capacities, Sylebra HK, Sylebra US, Sylebra Cayman, and Gibson may be deemed to share voting and dispositive power over the shares of common stock of the Issuer held by the Affiliated Investment Entities.

Sylebra HK, Sylebra US, Sylebra Cayman and Gibson are each referred to herein individually as a Reporting Person and collectively as the Reporting Persons.

The principal address of the Reporting Persons is c/o Sylebra Capital Limited, 20th Floor, 28 Hennessy Road, Wan Chai, Hong Kong.

Each of Sylebra HK, Sylebra US and Sylebra Cayman are engaged in the principal business of fund management. Gibson serves as (i) a director and owner of each Sylebra HK and Sylebra Cayman and (ii) a sole member of Sylebra US. Each of the Affiliated Investment Entities are engaged in the principal business of investments.

None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

None of the Reporting Persons have during the last 5 years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Sylebra HK is a private limited company organized under the laws of Hong Kong. Sylebra US is a limited liability company organized under the laws of Delaware, United States. Sylebra Cayman is an exempted company with limited liability organized under the laws of the Cayman Islands. Gibson is a citizen of Antiqua and Barbuda.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
The Reporting Persons each used their respective working capital to purchase the shares of common stock of the Issuer.
ITEM 4.	PURPOSE OF TRANSACTION:
On June 13 2023, Sylebra Capital opened discussions with the Issuers financial advisors, Oppenheimer & Co, on behalf of the Reporting Persons, to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to increasing the shareholding of the Reporting Persons. Discussions include proposals to (i) make additional investments in common stock of the Issuer and (ii) make investment in newly issued convertible preferred stock of the Issuer having limited voting rights. Discussions include a proposed right to nominate two directors to the board of directors of the Issuer, one of whom will be Chris Eberle, who currently is a director of the Issuer.

The Reporting Persons give no assurance that any transaction will be entered into, or as to the timing of any such transaction or steps toward a transaction. The Reporting Persons cannot predict the Issuers response discussions and there can be no assurance as to how the proposals may be supplemented or revised or what further actions would be taken by the Reporting Persons. Each Reporting Person reserves the right to take actions and make alternative proposals.

The Reporting Persons intend to engage in further discussions with the Issuer and consider exploring and/or developing plans (whether preliminary or final) that may relate to, among other things, Issuers the operations, governance, management, business, assets, financial condition and corporate structure. The Reporting Persons may also take one or more of the actions listed under Item 4 of Schedule 13D (items (a) (j)) and may discuss such actions with the Issuer and Issuers management and the board of directors and/or other stockholders of the Issuer as appropriate and as necessary.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)(b)
Reporting Person: Sylebra Capital Limited(2)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 27,101,533
Sole Dispositive Power: --
Shared Dispositive Power: 27,101,533
Beneficial Ownership: 27,101,533
Percentage of Class (1): 12.3%

Reporting Person: Sylebra Capital Management(3)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 27,101,533
Sole Dispositive Power: --
Shared Dispositive Power: 27,101,533
Beneficial Ownership: 27,101,533
Percentage of Class (1): 12.3%

Reporting Person: Daniel Patrick Gibson(4)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 27,101,533
Sole Dispositive Power: --
Shared Dispositive Power: 27,101,533
Beneficial Ownership: 27,101,533
Percentage of Class (1): 12.3%

Reporting Person: Sylebra Capital LLC (5)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 27,101,533
Sole Dispositive Power: --
Shared Dispositive Power:27,101,533
Beneficial Ownership: 27,101,533
Percentage of Class: 12.3%(1)

(1) This percentage is calculated based upon 220,360,889 shares of the Issuers common stock outstanding as of May 1, 2023 (shown on Form 10-Q dated 11 May 2023), as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the 1934 Act.
(2) Sylebra HK holds no shares of the Issuers common stock directly. Sylebra HK may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as their investment sub-advisor.
(3) Sylebra Cayman holds no shares of the Issuers common stock directly. Sylebra Cayman may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as the investment manager and parent of Sylebra HK.
(4) Gibson owns 100% of the Class A shares of Sylebra Cayman and thus may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities.
(5) Sylebra US holds no shares of the Issuers common stock directly. Sylebra US may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as their investment sub-advisor.

(c) Other than as disclosed above, there have been no reportable transactions with respect to the Issuers common stock within the last 60 days by the Reporting Persons.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuers common stock.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
The second paragraph to the Original Schedule 13D is hereby amended by deletion from the first phrase of the second paragraph thereof the words Joint Filing Agreement attached hereto as Exhibit 99.1 with the words exhibit hereto.

ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit Joint Filing Agreement, dated as of 22 June, 2023 by and among the Reporting Persons.

CUSIP No.: 00835Q103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 22 2023	Sylebra Capital Limited By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Director, COO, Authorized Signatory
June 22 2023	Sylebra Capital Management By: /s/Matthew Whitehead Name: Matthew Whitehead Title: Director, COO, Authorized Signatory
June 22 2023	Daniel Patrick Gibson By: /s/ Daniel Patrick Gibson Name: Daniel Patrick Gibson Title: Individual
June 22 2023	Sylebra Capital LLC By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Authorsied Signatory
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 00835Q103
JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this foregoing shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Sylebra Capital Limited
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, COO, Authorized Signatory

Sylebra Capital LLC
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Authorized Signatory

Sylebra Capital Management
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, Authorized Signatory

Daniel Patrick Gibson
By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Individual

Date: June 22, 2023

CUSIP No.: 00835Q103
EXPLANATORY NOTE

This Statement on Schedule 13D (this Statement) supersedes the Statement on Schedule 13G as last amended by Amendment No. 1 filed on February 11, 2022 by Sylebra Capital Limited, Sylebra Capital Management and Daniel Patrick Gibson relating to shares of Common Stock of Aeva Technologies Inc. This Statement is being filed by the undersigned pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the 1934 Act), because the Reporting Persons (as defined below) may no longer qualify to file statements on Schedule 13G. See Item 4.